UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Carbonite, Inc.
(Name of Subject Company)
Coral Merger Sub Inc.
(Offeror)
Open Text Corporation
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
141337105
(Cusip Number of Class of Securities)
Gordon A. Davies
Chief Legal Officer and Corporate Secretary
275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1
519-888-7111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Neil Q. Whoriskey, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
212-225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ¨

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release issued by Open Text Corporation on November 11, 2019.
OpenText to Acquire Carbonite, Inc.
Cloud Based Data Protection and End-Point Security Solutions
to Expand OpenText’s EIM Leadership
WATERLOO, ON - November 11, 2019 - OpenTextTM (NASDAQ: OTEX) (TSX: OTEX), “The Information Company,” announced today that it has entered into a definitive agreement to acquire Carbonite, Inc. (NASDAQ: CARB) (“Carbonite”), provider of cloud-based subscription data protection, backup, disaster recovery and end-point security to small and medium-sized businesses and consumers.
“Cloud platforms and secured, smart end-points are essential Information Management technologies as businesses transform into Industry 4.0,” said Mark J. Barrenechea, OpenText CEO & CTO. “This acquisition will further strengthen OpenText as a leader in cloud platforms, complete end-point security and protection, and will open a new route to connect with customers, through Carbonite’s marquee SMB/prosumer channel and products. We are very excited about the opportunities that Carbonite will bring, and I look forward to welcoming our new customers, partners and employees to OpenText.”
“We entered Fiscal 2020 with a solid balance sheet and we are off to a strong start with the announced acquisition of Carbonite as part of our Total Growth strategy,” added OpenText EVP & CFO, Madhu Ranganathan. “We are excited by the opportunity to bring forth exceptional leadership in operational execution and integration capabilities to Carbonite. Once integrated, we expect to increase our annual recurring revenues, deliver strong cloud growth, and expand cloud margins and adjusted EBITDA. The resulting growth in cash flows will enable us to maintain a healthy balance sheet, deliver strong earnings, and continue to deliver consistent growth in dividends to shareholders.”
OpenText CEO & CTO, Mark J. Barrenechea and OpenText EVP, CFO Madhu Ranganathan will host a conference call today at 9:00 a.m. Eastern Time to discuss today’s announcement. Conference call details are included further below.
The acquisition of Carbonite is expected to extend OpenText’s leadership in the Enterprise Information Management (EIM) market by complementing OpenText’s security offerings in data loss prevention, digital forensics, end-point detection and response with the addition of Carbonite’s data protection and end-point security solutions. The acquisition also adds significantly to OpenText’s Cloud business and further complements OpenText’s routes to market, strong enterprise customer base in the Global10K, enhanced SMB and prosumer markets.
About the Transaction and Terms of the Agreement:

•	Tender offer to be commenced for all outstanding Carbonite shares for $23.00 per share in cash(1)

•	Total purchase price of approximately $1.42 billion, inclusive of Carbonite’s cash and debt

•
Total purchase price is approximately 2.8x TTM (Trailing Twelve Months) Carbonite GAAP revenues (as of September 30, 2019), inclusive of annualized full year reported Webroot GAAP revenues, a significant acquisition which closed in March 2019

•	Expect significant expansion of cloud revenues, cloud margins, adjusted EBITDA and cash flows in Fiscal 2021

•	Current Carbonite Annual Recurring Revenues (ARR) of 90%

•	Accretive, and targeting to be on the OpenText operating model by end of Fiscal 2021

•	Funded with OpenText’s existing cash on hand and revolver

•	Estimated OpenText net leverage ratio at closing of approximately 2.5x, with a target to return to less than 2x net leverage during the 4-6 quarters post close of transaction

•	Financial projections and target models will be provided upon closing of transaction

•	Expect the transaction to close within 90 days of this announcement
OpenText, through a wholly-owned subsidiary, intends to commence the tender offer for all of the shares of common stock of Carbonite within 10 business days. Pursuant to the agreement, the tender offer will be followed by a merger to acquire any untendered shares. The tender offer is subject to the tender of a majority of Carbonite’s shares and certain other regulatory approvals and customary closing conditions. The transaction is expected to close within 90 days.
Additional Information
The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, OpenText and a wholly owned subsidiary intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Carbonite intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. OpenText and Carbonite intend to mail these documents to the Carbonite stockholders. Investors and security holders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully when they become available as they will contain important information about OpenText, Carbonite, the tender offer and related matters. Those documents as well as OpenText’s and Carbonite’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov. OpenText’s public filings with the SEC may be obtained at OpenText’s website at http://investors.opentext.com/ and Carbonite’s public filings with the SEC may be obtained at Carbonite’s website at https://investor.carbonite.com/. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.
Lazard Frères & Co. LLC has acted as sole investment banker to OpenText in connection with the transaction.
Conference Call Information
The public is invited to listen to the OpenText conference call today at 9:00 a.m. ET (6:00 a.m. PT) by dialing 1-800-319-4610 (toll-free) or +1-604-638-5340 (international). Please dial-in 15 minutes ahead of time to ensure proper connection. Alternatively, a live webcast of the conference call will be available on the Investor Relations section of the Company's website at http://investors.opentext.com.
A replay of the call will be available beginning November 11, 2019 at 10:30 a.m. ET through 11:59 p.m. on November 25, 2019 and can be accessed by dialing 1-855-669-9658 (toll-free) or +1-604-674-8052 (international) and using passcode 3870 followed by the number sign.
About OpenText
OpenText, The Information CompanyTM, a market leader in Enterprise Information Management software and solutions, enabling companies to manage, leverage, secure and gain insight into their enterprise information, on premises or in the cloud. For more information about OpenText (NASDAQ/TSX: OTEX) visit www.opentext.com.
# # #
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this press release, including statements regarding OpenText’s plans, objectives, expectations and intentions relating to the acquisition, the acquisition’s expected contribution to OpenText’s results, financing and closing of the acquisition, as well as the expected timing and benefits of the acquisition, impact on future financial performance including in respect of annual recurring revenues, cloud growth, adjusted EBITDA, cash flows, earnings and dividends and preservation of credit ratings, may contain words considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText's current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which the company operates. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, and the actual outcome may be materially different. OpenText's assumptions, although considered reasonable by the company at the date of this press release, may prove to be inaccurate and consequently its actual results could differ materially from the expectations set out herein. For additional information with respect to risks and other factors, which could occur, see OpenText's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other securities filings with the SEC and other securities regulators. Unless otherwise required by applicable securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Copyright ©2019 Open Text. OpenText is a trademark or registered trademark of Open Text. The list of trademarks is not exhaustive of other trademarks. Registered trademarks, product names, company names, brands and service names mentioned herein are property of Open Text. All rights reserved. For more information, visit: http://www.opentext.com/who-we-are/copyright-information.
Notes: (1) All dollar amounts in this press release are in US dollars unless otherwise indicated.
For more information, please contact:
Harry E. Blount
Senior Vice President, Investor Relations
Open Text Corporation
415-963-0825
investors@opentext.com
Chris Plunkett
Vice President, Corporate Communications
Open Text Corporation
519-497-0742
publicrelations@opentext.com